UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 04 January 2011
Exhibit No. 2	Publication of Prospectus dated 05 January 2011
Exhibit No. 3	FRN Variable Rate Fix dated 11 January 2011
Exhibit No. 4	Publication of Final Terms dated 12 January 2011
Exhibit No. 5	FRN Variable Rate Fix dated 12 January 2011
Exhibit No. 6	Early Redemption dated 13 January 2011
Exhibit No. 7	FRN Variable Rate Fix dated 13 January 2011
Exhibit No. 8	FRN Variable Rate Fix dated 17 January 2011
Exhibit No. 9	FRN Variable Rate Fix dated 18 January 2011
Exhibit No. 10	FRN Variable Rate Fix dated 18 January 2011
Exhibit No. 11	FRN Variable Rate Fix dated 18 January 2011
Exhibit No. 12	FRN Variable Rate Fix dated 18 January 2011
Exhibit No. 13	FRN Variable Rate Fix dated 24 January 2011
Exhibit No. 14	FRN Variable Rate Fix dated 27 January 2011
Exhibit No. 15	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 16	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 17	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 18	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 19	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 20	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 21	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 22	Blocklisting Interim Review dated 27 January 2011
Exhibit No. 23	FRN Variable Rate Fix dated 27 January 2011
Exhibit No. 24	Total Voting Rights dated 31 January 2011
Exhibit No. 25	FRN Variable Rate Fix dated 31 January 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 31/12/10
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/01/11 to 07/02/11		Payment Date 07/02/11
Number of Days	¦ 33
Rate	¦ 1.31063
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 60.07	¦ 1.20	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.2

Publication of Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 4 January 2011 to the Base Prospectus dated 13 August 2010 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9454Y_1-2011-1-5.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Prospectus via electronic publication.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.3

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 11/01/2011
Issue	¦ Barclays Bank Plc - Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 13/01/2011 to 13/04/2011		Payment Date 13/04/2011
Number of Days	¦ 90
Rate	¦ 0.83313
Denomination USD	¦ 100,000	¦	¦

Amount Payable per Denomination	¦ 208.28	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4
Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €1,000,000,000 4.00 per cent. Covered Bonds due January 2021 unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP under the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3406Z_1-2011-1-12.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.5

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 12/01/2011
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/01/2011 to 14/04/2011		Payment Date 14/04/2011
Number of Days	¦ 90
Rate	¦ 0.57313
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.43	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.6

LONDON--(BUSINESS WIRE)--

Please be advised the following issue has been repurchased for EUR 6,973,000 on 7 Jan 2011 and then will be redeemed at par due to a EARLY REDEMPTION on 20 Jan 2011.

The outstanding balance will therefore be zero

Please amend your records accordingly.

Thank you and best regards,

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.7

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/01/2011
Issue	¦ Barclays Bank Plc - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/01/2011 to 13/04/2011		Payment Date 13/04/2011
Number of Days	¦ 90
Rate	¦ 1.01688
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 250.74	¦ 5,014,750.68	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 17/01/2011
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/01/2011 to 22/02/2011		Payment Date 22/02/2011
Number of Days	¦ 34
Rate	¦ 1.21125
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 114.4	¦ Pok2,287,916.67	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.9

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Jan-2011 TO 16-Feb-2011 HAS BEEN FIXED AT 1.146250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2011 WILL AMOUNT TO:
GBP 47.11 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.10

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Jan-2011 TO 16-Feb-2011 HAS BEEN FIXED AT 1.146250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2011 WILL AMOUNT TO:
GBP 47.11 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/01/2011
Issue	¦ BARCLAYS BANK PLC - USD 600,000,000 Undated FRN due Perpetual

ISIN Number	¦ GB0000779529
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000
Period	¦ 20/01/2011 to 20/07/2011		Payment Date 20/07/2011
Number of Days	¦ 181
Rate	¦ 1
Denomination USD	¦ 10,000	¦ 100,000	¦

Amount Payable per Denomination	¦ 50.28	¦ 502.8	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/01/2011
Issue	¦ Barclays Bank Plc - Series 157 - EUR 1,250,000,000 Callable Subordinated FRN due 20-Apr-2016

ISIN Number	¦ XS0240949791
ISIN Reference	¦ 24094979
Issue Nomin EUR	¦ 1,250,000,000
Period	¦ 20/01/2011 to 20/04/2011		Payment Date 20/04/2011
Number of Days	¦ 90
Rate	¦ 1.187
Denomination EUR	¦ 1,250,000,000	¦	¦

Amount Payable per Denomination	¦ 3,709,375.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.13

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 21/01/2011
Issue	¦ Barclays Bank Plc - Series 165 - EUR 100,000,000 CMS-Linked Notes due 25 Jan 2018

ISIN Number	¦ XS0342861670
ISIN Reference	¦ 34286167
Issue Nomin EUR	¦ 100,000,000
Period	¦ 25/01/2011 to 25/01/2012		Payment Date 25/01/2012
Number of Days	¦ 365
Rate	¦ 5
Denomination EUR	¦ 50,000	¦ 100,000,000	¦

Amount Payable per Denomination	¦ 2,500.00	¦ 5,000,000.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 26/01/2011
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 45990362
Issue Nomin EUR	¦ 2,560,000,000
Period	¦ 28/01/2011 to 28/04/2011		Payment Date 28/04/2011
Number of Days	¦ 90
Rate	¦ 1.851
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,560,000,000

Amount Payable per Denomination	¦ 4.63	¦ Pok231.38	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15

BLOCK LISTING SIX MONTHLY RETURN

Date: 27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Incentive Share Option Plan
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		3,168,117 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		20,535
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,147,582

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.16

BLOCK LISTING SIX MONTHLY RETURN

Date: 27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Warrants to subscribe for ordinary shares
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		510,820,984 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		131,602,175
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		379,218,809

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.17

BLOCK LISTING SIX MONTHLY RETURN

Date: 27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Woolwich Executive Share Option Plan (ESOP)
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		294,896 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		294,896

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.18

BLOCK LISTING SIX MONTHLY RETURN

Date: 27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Woolwich SAYE Share Option Scheme
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		808,581 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		808,581

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.19

BLOCK LISTING SIX MONTHLY RETURN

Date: 27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		18,655,947 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		297,672
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,358,275

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.20

BLOCK LISTING SIX MONTHLY RETURN

Date:27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Group Share Incentive Plan
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		4,830,708 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		15,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,806,295
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,024,413

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.21

BLOCK LISTING SIX MONTHLY RETURN

Date: 27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		129 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		129

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.22

BLOCK LISTING SIX MONTHLY RETURN

Date: 27 January 2011

Name of applicant:		BARCLAYS PLC
Name of scheme:		Renewed 1986 Executive Share Option Scheme
Period of return:	From:	01.07.10	To:	31.12.10
Balance of unallotted securities under scheme(s) from previous return:		980,192 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		980,192

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.23

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/01/2011
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 1501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 31/01/2011 to 28/04/2011		Payment Date 28/04/2011
Number of Days	¦ 87
Rate	¦ 1.75
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,042.81	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.24

31 January 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,182,649,324 ordinary shares with voting rights as at 28 January 2011. There are no ordinary shares held in Treasury.

The above figure (12,182,649,324) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No.25

As Agent Bank, please be advised of the following rate determined on: 31/01/11
Issue	¦ Barclays Bank Plc - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 31/01/11 to 28/04/11		Payment Date 28/04/11
Number of Days	¦ 87
Rate	¦ 1.15688
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 137.87	¦ 918,245.77	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC